Exhibit (d)(3)

August 18, 2014

Douglas Busch

VP and General Manager, Global Integrated Product Division, Fiber Optic Products

Molex Incorporated

2222 Wellington Court

Lisle, Illinois 60532

Re: Confidential Information and Evaluation Material

Dear Mr. Busch:

In connection with discussions between Molex Incorporated and Oplink Communications, Inc. (the “Company”) regarding a possible strategic partnership, combination or other transaction (the “Transaction”), you have requested financial and other information concerning the business and affairs of the Company. In consideration of furnishing you and your affiliates and your and their respective directors, officers, employees, agents, attorneys, advisors and potential financing sources (including such financing sources directors, officers, employees, agents, attorneys and advisors) (collectively, “Representatives”) such financial and other information, you agree to treat, and to cause your Representatives to treat, such information furnished to you by or on behalf of the Company or its Representatives, information that you may be contemplating a Transaction and all analyses, compilations, studies and other material to the extent containing any such information (collectively, “Evaluation Material”), as follows:

1.             You recognize and acknowledge the competitive value and confidential nature of the Evaluation Material and the damage that could result to the Company if any information contained therein is disclosed to any third party.

2.             The term “Evaluation Material” does not include any information which (a) is already lawfully in your possession, provided that such information is not known by you to be subject to another confidentiality agreement or other obligation of confidentiality with the Company or another party, (b) has been made public other than by acts by you or your Representatives in violation of this agreement, (c) becomes available to you on a nonconfidential basis from a source that is not known by you to be prohibited from disclosing it on a nonconfidential basis, (d) is independently developed by you or your employees or (e) is generally made available to third parties by the Company without restriction on disclosure.

3.             You agree that the Evaluation Material will be kept confidential and will be used solely by you and your Representatives for the purpose of evaluating, negotiating and implementing the Transaction. You agree not to disclose, and your Representatives will not disclose, any of the Evaluation Material to any third party, in any manner whatsoever, in whole or in part, without the prior written consent of the Company, except that you and your Representatives may disclose the Evaluation Material or portions thereof to your Representatives who need to know such information for the purpose of evaluating the Transaction, which Representatives shall be informed of the confidential nature of the Evaluation Material. You shall be responsible for any breach of this agreement by any of your Representatives to which you disclosed Evaluation Material and that has not otherwise signed a confidentiality agreement with the Company.

4.             In the event that you or your Representatives are requested or required in any proceeding (including by any oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process) to disclose any Evaluation Material, you will give the Company prompt notice of such request so that the Company may seek (at its cost) an appropriate protective order or other appropriate remedy and/or waive compliance with the provisions of this agreement (and if the Company seeks such an order, you will provide such cooperation as the Company shall reasonably request). If, in the absence of a protective order, you or your Representatives are nonetheless legally compelled to disclose such Evaluation Material, you or your Representatives, as the case may be, may furnish only that portion of the Evaluation Material which you are advised by your counsel is legally required, in which case you will not be subject to liability hereunder; provided, however, that, to the extent legally permitted, you give the Company written notice of the information to be disclosed as far in advance of its disclosure as is practicable and use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information.

5.             Without the prior written consent of the other party, neither you nor any of your Representatives on the one hand, nor the Company and its Representatives, on the other hand, will disclose to any person the fact that the Evaluation Material has been made available to you or your Representatives, that discussions or negotiations are taking place concerning a Transaction involving the Company or any of the terms, conditions or other facts with respect to such Transaction, including the status thereof, the parties thereto or the subject matter of this agreement.

You hereby acknowledge that you are aware, and that your Representatives are aware or that you will advise your Representatives who are informed as to the matters which are the subject of this letter, that the United States securities laws prohibit any person who has received from an issuer material, non-public information concerning the matters which are the subject of this letter from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

6.             The parties understand and agree that no contract or agreement providing for any Transaction will be deemed to exist between you and the Company unless and until a final definitive agreement has been executed and delivered.

The parties agree that unless and until any definitive agreement has been executed and delivered with respect to a Transaction, neither the Company nor you will be under any legal obligation or duty of any kind whatsoever (including, without limitation, any duty of good faith, care, loyalty or other duty, in each case, whether express or implied) with respect to a Transaction, including by virtue of this or any written or oral expression with respect to a Transaction by any of the Company’s or your directors, officers, employees, agents, advisors or other representatives.

7.             You agree that, for a period of one year from the date of this Agreement, unless specifically invited in writing by the Company and except as contemplated by the Transaction, neither Molex Incorporated nor any of its subsidiaries will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the Company; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to the Company or otherwise act in concert with any person in respect of any such securities; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of the Company or to obtain representation on the Board of Directors of the Company; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing.  You also agree during such period not to request that the Company or any of its Representatives, directly or indirectly, amend or waive any provision of this paragraph (including this sentence). In the event that, during such one year period, any third party takes any of the actions set forth in clauses (a), (b) or (c) of this paragraph 7, which action has not been approved in advance by the Company’s Board of Directors, and the Company thereafter determines to seek an alternative transaction, the Company will, consistent with the Board’s fiduciary duties, provide you an opportunity to participate in whatever process it undertakes in connection therewith, subject to whatever requirements it sets for participants in such process. The provisions of this paragraph shall be inoperative and of no force or effect if any other person or “group”  (as defined in Section 13(d)(3) of the 1934 Act) shall acquire or propose to acquire more than 50% of the outstanding voting securities of the Company or assets of the Company or its subsidiaries representing more than 50% of the consolidated earning power of the Company and its subsidiaries.

8.             In the event that the Transaction is not consummated, neither you nor your Representatives shall, without the prior written consent of the Company, use any of the Evaluation Material for any purpose except to the extent permitted hereunder. Upon the Company’s request, you will promptly (a) at your election, either return to the Company or destroy all copies of all Evaluation Material furnished to you or your Representatives (specifically excluding all analyses, compilations, summaries, studies and other material prepared by you or your Representatives to the extent containing Evaluation Material (“Analysis Material”)) and (b) destroy all Analysis Material. You hereby agree to promptly certify in a letter to the Company that the return required hereunder and such destruction have been accomplished; provided, however, that (i) one copy of all Evaluation Material may be kept by your legal department and (ii) you and your Representatives shall not be required to delete Evaluation Material from back-up archival electronic storage.

9.             You understand that except as and to the extent provided in any definitive agreement, when, as and if it is executed and delivered (and subject to the restrictions and conditions specified therein), neither the Company nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material.

10.          You agree that for a period of one year from the date hereof neither you nor any of your affiliates will, without the prior written consent of the Company, solicit to employ any person who is at the time an officer or senior level employee of the Company and who was first specifically identified to you during your evaluation of a Transaction; provided, however, that the restrictions of this paragraph shall not apply to (y) any newspaper or Internet help wanted advertisement, or any search firm engagement which, in any such case, is not directed or focused on personnel employed by the Company or (z) any solicitation which is implemented without the knowledge or participation of any of your employees who are aware of the restriction contained in this paragraph. You also agree that until the earlier of (a) the consummation of a Transaction between the Company and you or (b) one year from the date hereof, neither you nor any of your affiliates will, without the prior consent of the Company, initiate or maintain contact (except in the ordinary course of business) with any officer, director, employee, supplier, distributor, broker or customer of the Company in connection with a Transaction.

11.          Each party agrees that money damages would not be a sufficient remedy for any breach of this agreement by the other party or the other party’s Representatives, and that, in addition to all other remedies, each party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach.

12.          No failure or delay by a party or its Representatives in exercising any right, power or privilege under this agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this agreement may be waived, amended or modified, in whole or in part, nor any consent given, except by way of a writing signed by a duly authorized representative of the parties, which writing specifically refers to this agreement and the provision so amended or modified or for which such waiver or consent is given. In the event that any provision of this agreement shall be deemed invalid or unenforceable, the validity and enforceability of the remaining provisions of the agreement shall not in any way be affected or impaired thereby. This agreement is not intended to be a letter of intent or agreement in principle, or otherwise commit or bind the Company or you, to negotiate the terms of the proposed Transaction or to consummate the Transaction contemplated herein.

13.          This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, applicable to contracts made and to be performed therein, without giving effect to its conflicts of laws, principles or rules that would result in applicable of the laws of any other jurisdiction. This agreement is entered into in express reliance of Section 2708 of Title 6 of the Delaware Code. The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes between any of the parties hereto arising out of or related to this agreement or the transactions contemplated hereby shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of such courts for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby in the Forum, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees that it may be served with process at its address set forth on the first page hereof. The parties waive the right to a trial by jury in any dispute arising under this agreement.

14.          This agreement contains the entire agreement between you and the Company regarding its subject matter and supersedes all prior agreements, understandings, arrangements and discussions between you and the Company regarding such subject matter, including, without limitation, any “clickthrough” agreement relating to the confidentiality of the Evaluation Material agreed to by you in connection with your access to any data site maintained in connection with a Transaction.

15.          This agreement shall inure to the benefit of, and be enforceable by, (a) the Company and its successors and assigns and (b) you and your successors and assigns.

16.          This Agreement will terminate one year from the date hereof.

Please acknowledge your agreement to the foregoing by countersigning this letter in the place provided below and returning it to Kun Liu, Vice President of Business Development at the Company.

Very truly yours,

Oplink Communications, Inc.

By:	/s/ Stephen M. Welles
Name: Stephen M. Welles
Title: Sr. Vice President and General Counsel

Accepted and Agreed to:

Molex Incorporated

By:	/s/ Tina Ohlhaver	Date:	8/18/14
Name:	Tina Ohlhaver
Title:	Director Business Development